SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SINA Corporation

(Name of Issuer)

Ordinary Shares, $0.133 par value per share

(Title of Class of Securities)

G81477104

(CUSIP Number)

February 3, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G81477104

1	Names of Reporting Persons Fosun International Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,776,344 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,776,344 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,776,344 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.8% (2)

12	Type of Reporting Person (See Instructions) CO

(1)

Includes 4,554,032 Ordinary Shares, $0.133 par value per share (the “Ordinary Shares”), of SINA Corporation (the “Issuer”), and 222,312 Ordinary Shares that are issuable within 60 days of the date of this Schedule 13G upon conversion of convertible notes (the “Convertible Notes”).

(2)

This percentage is calculated based on 69,550,669 Ordinary Shares of the Issuer reported as outstanding as of November 6, 2015 in the Issuer’s Schedule 13D filed with the Securities and Exchange Commission on November 16, 2015, assuming the conversion of the Convertible Notes and excluding 9,274,507 Ordinary Shares that have been repurchased but not cancelled by the Issuer.

Schedule 13G

CUSIP No. G81477104

1	Names of Reporting Persons Fidelidade-Companhia de Seguros, S.A.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,284,503 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,284,503 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,284,503 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.1% (2)

12	Type of Reporting Person (See Instructions) IC

(1)	Includes 4,062,191 Ordinary Shares and 222,312 Ordinary Shares that are issuable within 60 days of the date of this Schedule 13G upon conversion of the Convertible Notes.

(2)

This percentage is calculated based on 69,550,669 Ordinary Shares of the Issuer reported as outstanding as of November 6, 2015 in the Issuer’s Schedule 13D filed with the Securities and Exchange Commission on November 16, 2015, assuming the conversion of the Convertible Notes and excluding 9,274,507 Ordinary Shares that have been repurchased but not cancelled by the Issuer.

Schedule 13G

CUSIP No. G81477104

1	Names of Reporting Persons Peak Reinsurance Company Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 491,841 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 491,841 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 491,841 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.7% (2)

12	Type of Reporting Person (See Instructions) IC

(1)	Includes 491,841 Ordinary Shares.

(2)

This percentage is calculated based on 69,550,669 Ordinary Shares of the Issuer reported as outstanding as of November 6, 2015 in the Issuer’s Schedule 13D filed with the Securities and Exchange Commission on November 16, 2015, assuming the conversion of the Convertible Notes and excluding 9,274,507 Ordinary Shares that have been repurchased but not cancelled by the Issuer.

Item 1.
	(a)	Name of Issuer: SINA Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”), Fidelidade — Companhia de Seguros, S.A. (“Fidelidade”), a company organized under the laws of Portugal, and Peak Reinsurance Company Limited (“Peak Reinsurance” and, together with Fosun International and Fidelidade, the “Reporting Persons”), a company organized under the laws of Hong Kong.

Fidelidade and Peak Reinsurance are each majority-owned subsidiaries of Fosun International.

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.  The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal.  The address of the principal business office for Peak Reinsurance is Room 2107—11, ICBC Tower, 3 Garden Road, Central, Hong Kong.

	(c)	Citizenship: See Item 2(a).
	(d)	Title of Class of Securities: Ordinary Shares, par value $0.133 per share (“Ordinary Shares”), of Issuer
	(e)	CUSIP Number: G81477104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
(a) See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2015.
(b) See Item 11 of the cover pages to this Schedule 13G for the percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2015.

(c)       See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 31, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director

FIDELIDADE — COMPANHIA DE SEGUROS, S.A.

By:	/s/ William Mak
William Mak
Chief Financial Officer

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Wang Qunbin
Wang Qunbin
Director

EXHIBIT INDEX

Exhibit No.	Description
99.1

Joint Filing Agreement, dated May 4, 2015, by and among Fosun International Limited, Fidelidade — Companhia de Seguros, S.A. and Peak Reinsurance Company Limited (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on May 4, 2015 by the Reporting Persons with the Securities and Exchange Commission).